

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Via Email
William C. Stone
Chairman of the Board and Chief Executive Officer
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, CT 06095

> **Re: SS&C Technologies Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 3, 2011**
> **File No. 333-174709**

Dear Mr. Stone:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have omitted disclosure regarding your selling stockholders required by Item 507 of Regulation S-K and that you represent that you will include this information in a prospectus supplement. However, it appears that the identity of the selling stockholder and the amount to be offered by the selling stockholder are currently known to the company. In this regard, we note that you identify the selling stockholder on the cover page of the prospectus as The Carlyle Group which is offering 10 million shares listed on the registration fee table. Please explain why you believe information that is currently known can be omitted in a pre-effective registration statement. Please also tell us why you have not included a description identifying the initial offering transaction in which the securities were sold. Refer to Securities Act Rules Compliance and Disclosure Interpretations Question 220.03 available on our website. To the extent that you believe that you can continue to rely on Rule 430B under the Securities Act, please include the applicable undertakings in Item 512(a)(5)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have questions. Thereafter, please contact me at (202) 551-3462. If you then need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via Email
       David A. Westenberg, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP